Exhibit (a) (18)

             Description Of Tax Consequences To Employees In France


MATERIAL FRENCH INCOME TAX CONSEQUENCES

         The following is a general summary of the material French income tax consequences of the exchange of eligible options and the grant of the new options or replacement options, as the case may be, pursuant to this offer applicable to the French subsidiaries of Nortel Networks and to those eligible employees who are residents of France (excluding expatriates). This discussion is based on the applicable provisions of the French tax legislation in force on June 15, 2001, which are subject to change.

         Eligible employees who are residents of France who exchange eligible options for new options or replacement options, as the case may be, will not be required to recognize income for French income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange for French income tax purposes. At the date of grant of the new options or replacement options, as the case may be, eligible employees who are residents of France will not be required to recognize income for French income tax purposes. The grant of options is not recognized as taxable income for French income tax purposes.

         Stock option plans can be qualified in France if they meet certain criteria and thus provide beneficial tax treatment for optionees when they exercise their stock options. Qualifed plans provide taxation when shares are sold, rather than when options are exercised, at capital gains tax rates rather than at regular income tax rates, if certain minimum holding periods are met by the employee.

         One of the criteria under a qualified plan is that the exercise price for options must be equal to or greater than 95% of the average trading price of the shares over the 20 trading days immediately preceding the date of grant. Furthermore, in order to comply with the terms of the 1986 and 2000 option plans the exercise price cannot be less than 100% of the market price of a common share on the date of grant of the option. Therefore, we expect that the exercise price will be determined as follows:

         (a) For new options - the exercise price will be the greater of (i) 100% of the market price of a common share on the effective date of grant of the option and (ii) 95% of the average trading price of the shares over the 20 trading days immediately preceding the date of grant; and

         (b) For replacement options - the exercise price will be the greater of (i) the exercise price of the cancelled eligible option; (ii) 100% of the market price of a common share on the effective date of grant of the option and (iii) 95% of the average trading price of the shares over the 20 trading days immediately preceding the date of grant.

         With respect to the minimum holding periods, taxation under a qualified plan occurs as follows:

         (a) Options Granted on or After April 27, 2000 - the rate of tax on the employment income (i.e. the difference between the market price on the date of exercise and the exercise price paid for the shares) depends on the length of time between the date of grant and the date of sale, and on the amount of the proceeds of the sale:

              o If the shares are sold within 4 years of the date of grant, the employment income is subject to regular rates of income tax and social security tax.

              o If the shares are sold 4 years or more from the date of grant and the total proceeds from the sales of shares during the year are less than FF 50,000, the income is exempt from taxation.

              o If the shares are sold between 4 and 6 years after the date of grant, the employment income is taxed at 40% on the first FF 1 million, and at 50% on the excess. No social security taxes are payable.

              o If the shares are sold 6 years or more after the date of grant, and the shares are held for at least 2 years after the date of exercise, the employment income is taxed at 26% on the first FF 1 million, and at 40% on the excess. No social security taxes are payable.

         (b) Options Granted Before April 27, 2000 - the rate of tax on the employment income (i.e. the difference between the market price on the date of exercise and the exercise price paid for the shares) depends on the length of time between the date of grant and the date of sale:

              o If the shares are sold within 5 years of the date of grant, the employment income is subject to regular rates of income tax and social security tax.

              o If the shares are sold 5 years or more from the date of grant and the total proceeds from the sales of shares during the year are less than FF 50,000, the income is exempt from taxation.

              o If the shares are sold 5 years or more after the date of grant, the employment income is taxed at 40%.

         It is important to note that the cancellation of eligible options and the grant of new options will be treated as a new grant of options. For French tax purposes, the date of grant will therefore be the date the new options will be issued and not the initial date of grant. This means that the holding period for all cancelled options, for purposes of qualifying for the beneficial tax treatment described above, will commence on the date the new options are issued.

         If the shares are held past the exercise date, upon a subsequent sale of the shares, the employee will recognize a capital gain (or loss) in an amount equal to the difference between the proceeds from the sale of the shares and the fair market price of such shares on the date of exercise of such shares. Capital gains are currently taxable at a flat rate of 26% (2001).

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.